1. Name and Address of Reporting Person
   Manke, II, Karl E.
   Hilb, Rogal and Hamilton Company
   4951 Lake Brook Drive, Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/11/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               665            D
Common Stock                                                                               1444.51        I           Employee
                                                                                                                      Stock
                                                                                                                      Purchase Plan
Common Stock                                                                               0              I           Retirement
                                                                                                                      Savings Plan
Common Stock                                                                               9607.29        I           Deferred
                                                                                                                      Plan, Held in
                                                                                                                      Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0                                                        03/01/2007 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/12/2008 Common                      2000    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/11/2009 Common                      2000    D
Options                                                                          Stock
(Right to
buy)
Stock       $0       02/11/2         A      V  2000        02/10/2005 02/11/2010 Common  2000     $0.0000    2000    D
Options              003                                                         Stock
(Right to
buy)
Stock       $10.469                                                   06/07/2006 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $14.219                                                   03/01/2007 Common                      8000    D
Options                                                                          Stock
(Right to
buy)
Stock       $18.755                                                   02/12/2008 Common                      8000    D
Options                                                                          Stock
(Right to
buy)
Stock       $37.25   02/11/2         A      V  8000        02/10/2004 02/11/2010 Common  8000     $0.0000    8000    D
Options              003                                                         Stock
(Right to
buy)
Stock       $37.45                                                    02/11/2009 Common                      8000    D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Walter L. Smith

DATE
02/13/2003